UNDERTAKING REGARDING MATERIAL CONTRACTS

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

RE:	Filing of final long form prospectus, dated June 16, 2015 (the “Prospectus”) of Alignvest Acquisition Corporation (the “Issuer”)

In connection with the filing of the Prospectus, the Issuer hereby undertakes to file the Escrow Agreement, the Forfeiture and Transfer Restrictions Agreement and Undertaking, the Make Whole Agreement and Undertaking, and the Warrant Agreement with the principal regulator on SEDAR under the same project number as that of the Prospectus promptly, and in any event within seven days after each has been executed.

Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Prospectus.

[Remainder of page left intentionally blank. Signature page follows.]

DATED this 16th day of June, 2015.

ALIGNVEST ACQUISITION CORPORATION

By:	(signed) “Sanjil Shah”
Name: Sanjil Shah
Title: Chief Financial Officer and
Corporate Secretary

Alignvest Acquisition Corporation –OSC Undertaking (Material Contracts) Signature Page